

11019058

SECU~~RITIES AND EXCHANGE COMMISSION~~

Washington, D.C. 20549

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4/0024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/10____ AND ENDING____12/31/10____
                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Slavic Investment Corporation

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

1075 Broken Sound Parkway, N.W., Suite 100
                                     (No. and Street)

Boca Raton   Florida   33487
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____John Slavic____   561-241-9244
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
                         (Name – *if individual, state last, first, middle name*)

701 West Cypress Creek Road, Suite 300, Fort Lauderdale, FL   33309
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____John Slavic_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Slavic Investment Corporation_____ , as of _____December 31_____ , 20_10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____Signature_____

_____President_____
Title

_____Notary Public_____

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLAVIC INVESTMENT CORPORATION

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission
and agreed upon procedures required by SIPC)

DECEMBER 31, 2010

SLAVIC INVESTMENT CORPORATION
TABLE OF CONTENTS
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010
AND FOR THE YEAR THEN ENDED



GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC

Certified Public Accountants and Consultants

Irving L. Goldstein, CPA, PA
David B. Zugman, CPA, PA
Frederick S. Weinstein, CPA, PA
Keenan L. Poole, CPA, PA
David B. Black, CPA, PA
Steven M. Borisman, CPA, PA
George F. Horvath, CPA, PA

Geraldine (Dee Dee) Poole, CPA
Christopher Parsotan, CPA
Adele R. Shea, CPA
Barbara Gayle, CPA
Michael Preville, CPA

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 18, 2011

INDEPENDENT AUDITORS' REPORT

Board of Directors
Slavic Investment Corporation
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Slavic Investment Corporation as of December 31, 2010 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slavic Investment Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

- 1 -

SLAVIC INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$360,151
Cash reserved for the exclusive benefit of customers	75,453
Concessions receivable	2,231
Prepaid expenses	2,674
Security deposit	3,000
TOTAL ASSETS	$443,509

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to customers	$ 55,511
Commissions payable	557
Total Liabilities	56,068

STOCKHOLDERS' EQUITY

Common stock, $.01 par value;	
300,000 shares authorized, 297,000 shares issued and outstanding	2,970
Additional paid-in capital	259,870
Retained earnings	124,601
Total Stockholders' Equity	387,441
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$443,509

The accompanying notes are an integral
part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES
Concessions	$106,943	
Service fee income – related party	123,509	
Other income	840	
Total Revenues		$231,292

EXPENSES
Commissions	4,893	
Consulting fees	89,700	
Insurance	8,293	
Licenses, taxes and registration fees	20,022	
Office	1,849	
Office services – related party	75,286	
Professional fees	7,000	
Rent	17,608	
Total Expenses		224,651
NET INCOME		$ 6,641

The accompanying notes are an integral
part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Paid-In Capital	Additional Retained Earnings	Total
BALANCES - January 1, 2010	$2,970	$259,870	$117,960	$380,800
Net Income			6,641	6,641
BALANCES - DECEMBER 31, 2010	$2,970	$259,870	$124,601	$387,441

The accompanying notes are an integral
part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net income $ 6,641

Adjustments to reconcile net income to
net cash used in operating activities:

Decrease in cash reserved for the exclusive benefit of customers	$ 25,039	
Decrease in concessions receivable	943	
Increase in prepaid expenses	(2,615)	
Increase in security deposits	(3,000)	
Decrease in payable to customers	(37,985)	
Decrease in commissions payable	(86)	

Total Adjustments   (17,704)

NET CASH USED IN OPERATING ACTIVITIES   (11,063)

CASH FLOWS FROM FINANCING ACTIVITIES
Net payments from affiliated companies   5,141

NET DECREASE IN CASH   (5,922)

Cash - Beginning of Year   366,073

Cash - End of Year $360,151

The accompanying notes are an integral
part of these financial statements.

- 5 -

SLAVIC INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 -   NATURE OF BUSINESS

Slavic Investment Corporation (the "Company") is a registered general securities broker/dealer. The Company's business consists of executing mutual fund transactions and life insurance annuities on an application way method for its customers. In addition, for certain customers, the Company is a fully disclosed introducing broker/dealer.

NOTE 2 -   DATE OF MANAGEMENT REVIEW

Subsequent events were evaluated through February 18, 2011, which is the date the financial statements were available to be issued.

NOTE 3 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The Company maintains a modified accrual basis of accounting where revenues are recognized in the accounting period in which they become measurable and expenditures are recorded when incurred.

REVENUE RECOGNITION

Revenues and the related commission expense generated from customers purchasing of mutual funds, life insurance contracts and cash net lease limited partnerships are recorded on the settlement date.

CONCESSIONS RECEIVABLE

Concessions receivable are paid directly by mutual fund companies. No allowances for doubtful accounts are considered necessary.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 -   CASH RESERVED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash of $75,453 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 5 - RELATED PARTY TRANSACTIONS

The stockholders of the Company are also stockholders of Slavic Mutual Funds Management Corporation ("SMF"), a registered investment advisor. Substantially all concession revenues result from the purchase of mutual funds on behalf of the clients of SMF.

The stockholders of the Company are also stockholders of Slavic Integrated Administration, Inc. ("SIA"), a retirement plan administrator. The clients of SIA utilize the services of the Company to purchase mutual funds for their participants and also at times utilize the investment advisor services of SMF.

The Company has an agreement with SIA to pay them for various overhead and administrative expenses, which totaled $75,286 in 2010.

The Company, through a service agreement, compensates SIA for the back-office processing of 12b-1 and Sub-TA fees paid by the mutual fund companies and credited back to the plan participants. For the year ended December 31, 2010, the Company received $123,509 from SIA for these services.

The Company leases office space from 1075 NW Broken Sound Parkway, LLC, a Florida Limited Liability Company, which is owned by certain stockholders of the Company. The lease began on May 1, 2010, and will expire on April 30, 2015.

Total rent paid for the year ended December 31, 2010 amounted to $17,608. Future minimum rental payments under the terms of the lease as of December 31, 2010 are as follows:

2011	$17,562
2012	18,088
2013	18,631
2014	19,190
2015	6,397
	$79,868

NOTE 6 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2010, the Company's net capital was $381,767, compared with the required minimum net capital of $250,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company had no aggregate indebtedness.

NOTE 7 -   CLEARING ARRANGEMENTS

The Company acts as a broker of record for receipt and reimbursement of 12b-1 fees to the SIA 401(k) Plan platform and therefore no clearing agreement or clearing deposit is required.

NOTE 8 -   CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at several financial institutions in Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 in each institution. At December 31, 2010, the Company had no uninsured cash balances.

The Company maintains a cash balance of $557 in an account with its clearing broker. The amount is insured by the Securities Investor Protection Corporation (SIPC).

NOTE 9 -   RETIREMENT PLAN

In accordance with Section 414 of the Internal Revenue Code, the Company is considered part of a controlled group for 401(k) Plan purposes. Therefore, the Company adopted the Slavic Mutual Funds Management Corporation 401(k) Savings Plan. Participants may contribute 1% to 15% of their compensation. The Company, at its discretion, may make contributions to the plan based on a percentage of the employee's salary contribution. The Company, as part of the controlled group matches 50% of the elected employee deferrals up to 6% of compensation. For the year ended December 31, 2010, the Company contributed $115 to the Plan.

NOTE 10 - INCOME TAXES

In accordance with FASB ASC 740, management has evaluated uncertain tax positions taken or expected to be taken in the Company's tax returns. In order for a benefit to be recognized, a tax position must be more-likely-than-not to be sustained when challenged or examined by the applicable taxing authority. For the year ended December 31, 2010, the Company has no material uncertain tax positions to be accounted for in the financial statements.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are from December 31, 2007 to December 31, 2010.

SUPPLEMENTARY INFORMATION

SLAVIC INVESTMENT CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL

Total stockholders' equity qualified for net capital	$387,441
Allowable liabilities subordinated to claims of general creditors	0
TOTAL EQUITY CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	387,441
DEDUCTIONS AND/OR CHARGES	
Non-allowable asset	
Security deposit	3,000
Prepaid expenses	2,674
Total Non-Allowable Assets	5,674
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	381,767
HAIRCUTS ON SECURITIES	0
NET CAPITAL	381,767
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	250,000
EXCESS NET CAPITAL	$131,767
AGGREGATE INDEBTEDNESS:	
Liabilities from statement of financial condition	$ 56,068
Deduct adjustments based on deposits in special reserve bank accounts (15c3-1(c)(1)(vii))	(56,068)
Total Aggregate Indebtedness	$ 0
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00 to 1

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as shown in the accompanying audit report and the corresponding unaudited Focus Report Part II A filed by the Company for the quarter ended December 31, 2010.

SLAVIC INVESTMENT CORPORATION
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2)
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company had no liability subordinated to claims of general creditors as of January 1, 2010. In addition, there were none in existence during the year ended December 31, 2010 and, accordingly, there are no changes to report.

SLAVIC INVESTMENT CORPORATION
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

During the year, the Company did not hold customer securities. The funds are held in a reserve bank account for the exclusive benefit of customers. The Company reimburses 12b-1 fees to customers.

SLAVIC INVESTMENT CORPORATION
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

CREDIT BALANCES
    Payable to customers – 12b-1 fee reimbursements $ 55,511

DEBIT BALANCES   0

RESERVE COMPUTATION
    Excess of total credits over total debits $ 55,511

Computation permitted on a monthly basis, 105% of
    excess of total credits over total debits $ 58,287

Amount held on deposit in reserve bank account for
    the exclusive benefit of customers $ 75,453



GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, CPA, PA
David B. Zugman, CPA, PA
Frederick S. Weinstein, CPA, PA
Keenan L. Poole, CPA, PA
David B. Black, CPA, PA
Steven M. Borisman, CPA, PA
George F. Horvath, CPA, PA

Geraldine (Dee Dee) Poole, CPA
Christopher Parsotan, CPA
Adele R. Shea, CPA
Barbara Gayle, CPA
Michael Preville, CPA

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 18, 2011

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Slavic Investment Corporation
Boca Raton, Florida

In planning and performing our audit of the financial statements of Slavic Investment Corporation (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants



GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, CPA, PA
David B. Zugman, CPA, PA
Frederick S. Weinstein, CPA, PA
Keenan L. Poole, CPA, PA
David B. Black, CPA, PA
Steven M. Borisman, CPA, PA
George F. Horvath, CPA, PA

Geraldine (Dee Dee) Poole, CPA
Christopher Parsotan, CPA
Adele R. Shea, CPA
Barbara Gayle, CPA
Michael Preville, CPA

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 18, 2011

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Slavic Investment Corporation
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC 7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Slavic Investment Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and solely to assist you and the other specified parties in evaluating Slavic Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Slavic Investment Corporation's management is responsible for the Slavic Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

- 15 -

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Slavic Investment Corporation
February 18, 2011
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____, 20_____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
040024   FINRA   DEC
SLAVIC INVESTMENT CORP      16*16
SUITE 100
ATTN: COMPTROLLER/COMPLIANCE
1075 BROKEN SOUND BLVD NW STE 100
BOCA RATON FL 33487-3540
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____2414.04_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (___1241.33___)

       _____08-23-10_____
       Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ ___1172.71___

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ ___1172.71___

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____Slavic Investment Corp_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __02__ day of __04__, 20__11__.

_____FINOP_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _01-01_, 20_10_
and ending _12-31_, 20_10_
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _965616_

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

  (2) Net loss from principal transactions in securities in trading accounts. _____

  (3) Net loss from principal transactions in commodities in trading accounts. _____

  (4) Interest and dividend expense deducted in determining item 2a. _____

  (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

  (7) Net loss from securities in investment accounts. _____

      Total additions _____

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

  (2) Revenues from commodity transactions. _____

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

  (4) Reimbursements for postage in connection with proxy solicitation. _____

  (5) Net gain from securities in investment accounts. _____

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

  (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

      _____ _____

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
          Code 4075 plus line 2b(4) above) but not in excess
          of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities
           accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii) _____

      Total deductions _____

2d. SIPC Net Operating Revenues $ _965,616_

2e. General Assessment @ .0025 $ _2414.04_

(to page 1, line 2.A.)